Form 20-F
NorthStar Earth & Space Enterprises, Inc.
filed 2026-10-07
CIK 2080023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: October 1, 2026

Commission File Number: 001-42927

NORTHSTAR EARTH & SPACE ENTERPRISES, INC.

(Exact name of Registrant as specified in its charter)

Not applicable	Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

384 Rue Saint-Jacques, Suite 300

Montreal, Québec H2Y 1S1, Canada

(Address of principal executive offices)

Stewart Bain

384 Rue Saint-Jacques, Suite 300

Montreal, Québec H2Y 1S1, Canada

Tel: +1 514-595-7474

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	NSTR	NYSE American LLC
Warrants	NSTR.WS	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On October 1, 2026, the issuer had 41,322,854 Common Shares, no par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

EXPLANATORY NOTE

On October 1, 2026 (the “Closing Date”), NorthStar Earth & Space Enterprises, Inc. (the “Company”), a corporation existing under the Canada Business Corporations Act (the “CBCA”), consummated its previously announced business combination pursuant to that certain business combination agreement, dated April 16, 2026, as amended on May 15, 2026 and July 15, 2026 (the “Business Combination Agreement”), by and among Viking Acquisition Corp. I, a Cayman Islands exempted company (“Viking”), NorthStar Earth & Space Inc., a corporation existing under the CBCA (“NorthStar”), and Viking NS Amalgamation Corp., a corporation existing under the CBCA and wholly owned subsidiary of Viking (“NewCo”).

The Business Combination Agreement provided for, among other things and subject to its terms and conditions: (i) the continuation of Viking from the Cayman Islands to Canada in accordance with the Cayman Islands Companies Act (As Revised) and the CBCA (the “Continuation”); (ii) an arrangement under Section 192 of the CBCA (the “Arrangement”), pursuant to which, among other things, NewCo and NorthStar amalgamated under the CBCA (the “Amalgamation”) to form one corporate entity, with NewCo surviving the Amalgamation as a wholly owned subsidiary of the Company (the “Amalgamated Company”); (iii) the change of the Viking’s corporate name to “NorthStar Earth & Space Enterprises, Inc.”; (iv) the adoption of new articles by the Company, pursuant to which all outstanding Viking Class A Shares were redesignated as New NS Common Shares, a new class of preferred shares was created and the Viking Class B Shares were eliminated; (v) the exchange of NorthStar securities and equity awards for securities and equity awards of the Company; and (vi) the listing of the New NS Common Shares and New NS Public Warrants on the NYSE American LLC (“NYSE American”) (collectively, with the other transactions contemplated in the Business Combination Agreement and the documents contemplated therein, the “Business Combination”).

Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F (this “Report”) have the respective meanings given to those terms in the proxy statement/prospectus, as supplemented (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-297008) (the “Registration Statement”).

On or immediately prior to the Amalgamation and following the Continuation, among other things: (i) NorthStar completed the recapitalization contemplated by the Plan of Arrangement, including the conversion, exchange or amendment, as applicable, of its outstanding shares, convertible debentures, shareholder loans, warrants and options; (ii) the PIPE Financing was consummated pursuant to the PIPE Agreements, pursuant to which the PIPE Investors purchased NorthStar Ordinary Shares that were exchanged pursuant to the Amalgamation for an aggregate of 3,000,000 New NS Common Shares, for an aggregate purchase price of $30.0 million, and received NorthStar PIPE Warrants that were exchanged pursuant to the Amalgamation for New NS PIPE Warrants to acquire an aggregate of 3,000,000 New NS Common Shares at an exercise price of $11.50 per share; (iii) the Sponsor transferred an aggregate of 3,000,000 Viking Class B Shares to the PIPE Investors, proportionally to their respective investments in the PIPE Financing; (iv) each then-issued and outstanding Viking Class B Share was exchanged for one Viking Class A Share; (v) the articles of the Company were amended to, among other things, redesignate the Viking Class A Shares as New NS Common Shares, create an unlimited number of preferred shares, issuable in series, and eliminate the Viking Class B Shares; (vi) each then-issued and outstanding Viking Warrant was amended to become a New NS Warrant; and (vii) the Company issued 500,000 New NS Common Shares to the Sponsor pursuant to the Sponsor Letter Agreement.

On the Closing Date, pursuant to the Arrangement and the Amalgamation, (i) NorthStar and NewCo amalgamated under the CBCA to form one corporate entity, with NewCo surviving the Amalgamation as the Amalgamated Company, a wholly owned subsidiary of the Company; (ii) each then-issued and outstanding NorthStar Ordinary Share, other than any NorthStar Ordinary Shares in respect of which Dissent Rights were duly exercised, was exchanged for that number of New NS Common Shares equal to the Exchange Ratio; (iii) each then-issued and outstanding NorthStar PIPE Warrant was exchanged for one New NS PIPE Warrant to acquire one New NS Common Share at an exercise price of $11.50 per share, subject to adjustment; and (iv) each then-issued and outstanding NorthStar Option was exchanged for a New NS Exchange Option in accordance with the Plan of Arrangement. Following the Closing, up to 10,000,000 additional New NS Common Shares may be issued to the Earnout Recipients upon the achievement of the applicable revenue-based performance targets. The Sponsor will be entitled to receive 10% of any New NS Earnout Shares issued if the applicable trading-price condition set forth in the Sponsor Letter Agreement is satisfied.

The New NS Common Shares and New NS Public Warrants are traded on the NYSE American under the symbols “NSTR” and “NSTR.WS,” respectively.

Except as otherwise indicated or required by context, references in this Report to “we,” “us,” “our” and the “Company” refer to NorthStar Earth & Space Enterprises, Inc. and its consolidated subsidiaries following the consummation of the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, the Business Combination, our capital resources, performance and results of operations. Likewise, statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Report and the documents incorporated by reference herein reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ materially from those expressed or implied in any forward-looking statement. In particular, this Report contains forward-looking statements pertaining to, among other things, our capital resources, performance and results of operations, anticipated growth in operations, anticipated market conditions and expected results of operations. We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	market risks;

●	NorthStar’s business relationships, performance and business generally;

●	potential difficulties in employee retention as a result of the Business Combination;

●	the outcome of any legal proceedings that may be instituted against NorthStar relating to the Business Combination Agreement or the Business Combination;

●	failure to realize the anticipated benefits of the Business Combination;

●	the inability to meet the applicable listing requirements or maintain the listing of our securities on the NYSE American;

●	the risk that the price of our securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macroeconomic and social environments affecting our business;

●	laws and regulations governing NorthStar’s research and development activities, and changes in such laws and regulations;

●	any failure to commercialize NorthStar’s service offering on the expected timeline or at all;

●	environmental regulations and legislation;

●	the effects of climate change, extreme weather events, water scarcity and seismic events, and the effectiveness of strategies to address these issues;

●	fluctuations in currency markets;

●	our ability to complete and successfully integrate any future acquisitions;

●	increased competition in the commercial space industry;

●	limited supply of materials and supply chain disruptions; and

●	the risk that other capital needed by us may not be raised on favorable terms or at all.

The forward-looking statements contained herein may prove incorrect and are expressly qualified by the cautionary statements contained or incorporated by reference in this Report. These forward-looking statements speak only as of the date of this Report and are subject to risks, uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors” in the Proxy Statement/Prospectus, which is incorporated herein by reference, and our other filings with the U.S. Securities and Exchange Commission (www.sec.gov) and Canadian Securities Administrators (www.sedarplus.com). There may be additional risks that we do not presently know or that we currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements representing post-closing expectations are inherently uncertain. Estimates such as expected revenue, production, operating expenses, EBITDA, general and administrative expenses, capital expenditures, free cash flow, net debt, reserves and other measures are preliminary in nature. There can be no assurance that the forward-looking statements will prove to be accurate, and reliance should not be placed on these estimates.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in connection with these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. While such forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us. Except as required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding our directors and executive officers upon consummation of the Business Combination is included in the Proxy Statement/Prospectus under the sections entitled “Management of New NorthStar After the Business Combination,” “New NorthStar Corporate Governance” and “Proposal No. 6 - The Director Election Proposal” and is incorporated herein by reference.

On the Closing Date, in connection with the closing of the Business Combination, Stewart Bain, Beth Michelson, Charles Sirois, Paul Pizzani, Philipp von Girsewald, Bob Reeves, Denis Sirois and Kim Crider were appointed to our board of directors.

The business address for each of our directors and executive officers is 384 Rue Saint-Jacques, Suite 300, Montreal, Québec H2Y 1S1, Canada.

B. Advisers

Greenberg Traurig, LLP, One Vanderbilt Avenue, New York, New York 10017, acted as U.S. securities counsel to NorthStar in connection with the Business Combination and continues to act as the Company’s U.S. securities counsel following the completion of the Business Combination.

Stikeman Elliott LLP, 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Canada, acted as Canadian counsel to NorthStar in connection with the Business Combination and continues to act as the Company’s Canadian counsel following the completion of the Business Combination.

C. Auditors

Ernst & Young LLP, located at 900 Boulevard de Maisonneuve Ouest, Suite 2300, Montreal, Québec, Canada (PCAOB ID No. 1263), has served as the independent registered public accounting firm for NorthStar since 2018 and has audited NorthStar’s consolidated financial statements as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025, which are incorporated by reference in this Report.

WithumSmith+Brown, PC, located at 601 California Street, 18th Floor, San Francisco, California (PCAOB ID No. 100), has served as the independent registered public accounting firm for Viking since 2025 and has audited Viking’s financial statements as of December 31, 2025 and for the period from July 24, 2025 (inception) through December 31, 2025, which are incorporated by reference in this Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

[Reserved]

B. Capitalization and Indebtedness

The following table sets forth the Company’s capitalization and indebtedness on an unaudited pro forma combined basis as of June 30, 2026, after giving effect to the Business Combination and the related transactions, including redemptions of 22,171,468 New Viking Class A Shares in connection with the Business Combination. The information below should be read in conjunction with the unaudited pro forma condensed combined financial information and the accompanying notes incorporated by reference in this Report.

	As of June 30, 2026
Pro Forma Combined Consolidated
Balance Sheet:
Cash	C$	33,954,229
Total assets	C$	50,190,664
Total liabilities	C$	165,287,260
Total shareholders’ deficit	C$	(115,096,596)

Statement of Operations:
Services revenue	C$	8,354,971
Grant income	C$	330,600
Loss from operations	C$	(14,601,665)
Total other expense (net):	C$	(3,065,196)
Net loss:	C$	(11,536,469)
Pro forma weighted average number of shares outstanding - basic and diluted		41,322,854
Pro forma net loss per share - basic and diluted	C$	(0.28)

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company and ownership of the Company’s securities are described in the Proxy Statement/Prospectus under the section entitled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Viking was incorporated in the Cayman Islands on July 24, 2025 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Viking and one or more businesses or entities. See the section entitled “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination.

NorthStar was incorporated under the CBCA on November 2, 2015. On the Closing Date, pursuant to the Arrangement, NorthStar and NewCo amalgamated under the CBCA to form one corporate entity, with NewCo surviving the Amalgamation as a wholly-owned subsidiary of the Company, and the Company changed its name to “NorthStar Earth & Space Enterprises, Inc.”

The mailing address of our principal executive offices is 384 Rue Saint-Jacques, Suite 300, Montreal, Québec H2Y 1S1, Canada. Our telephone number is +1 514-595-7474. Our agent for service of process in the United States is NorthStar Earth & Space Systems, Inc. Our website is https://northstar-data.com. The information contained on, or accessible through, our website does not form a part of, and is not incorporated by reference into, this Report.

Certain additional information about NorthStar is included in the Proxy Statement/Prospectus under the section entitled “Business of NorthStar and Certain Information About NorthStar” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Viking Shareholders’ Meeting and the Business Combination,” “Summary of Proxy Statement/Prospectus” and “Proposal No. 2 – The Business Combination Proposal,” each of which is incorporated herein by reference. A copy of the Business Combination Agreement is filed or incorporated by reference as an exhibit to this Report.

B. Business Overview

Information regarding our business is included in the Proxy Statement/Prospectus under the sections entitled “Business of NorthStar and Certain Information About NorthStar” and “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated herein by reference.

C. Organizational Structure

The Company is the parent holding company of the Amalgamated Company following the consummation of the Business Combination. On the Closing Date, pursuant to the Arrangement, NorthStar and NewCo amalgamated under the CBCA to form one corporate entity, with NewCo surviving the Amalgamation as a wholly-owned subsidiary of the Company, and the Company changed its name to “NorthStar Earth & Space Enterprises, Inc.”

The organizational chart of the Company after giving effect to the Business Combination is described in the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding our facilities is included in the Proxy Statement/Prospectus under the section entitled “Business of NorthStar and Certain Information About NorthStar – Facilities” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of NorthStar is included in the Proxy Statement/Prospectus under the section entitled “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

A. Operating Results

A discussion of significant factors, including unusual or infrequent events or new developments, materially affecting income from operations is included in the Proxy Statement/Prospectus under the section entitled “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

B. Liquidity and Capital Resources

A discussion of the Company’s liquidity and capital resources, including internal and external sources of liquidity, material commitments for capital expenditures, and the expected sources of funds to fulfill such commitments, is included in the Proxy Statement/Prospectus under the section entitled “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

C. Research and Development, Patents and Licenses

Information regarding NorthStar’s research and development activities and intellectual property is included in the Proxy Statement/Prospectus under the sections entitled “Business of NorthStar and Certain Information About NorthStar” and “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated herein by reference.

D. Trend Information

Information regarding known trends, uncertainties, demands, commitments, and events that are reasonably likely to have a material effect on our results of operations, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, is included in the Proxy Statement/Prospectus under the sections entitled “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” each of which is incorporated herein by reference.

E. Critical Accounting Estimates

A discussion of NorthStar’s critical accounting policies and estimates that require management to make assumptions about matters that are highly uncertain and where different estimates that management reasonably could have used would have had a material impact on the financial statements is included in the Proxy Statement/Prospectus under the section entitled “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding our directors and executive officers after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section entitled “Management of New NorthStar After the Business Combination” and is incorporated herein by reference. In addition, the information contained in Item 1.A of this Report is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of NorthStar, including the equity compensation plan and the legacy equity incentive plan of NorthStar assumed by the Company in connection with the Business Combination (the “Legacy Plans”), is included in the Proxy Statement/Prospectus under the sections entitled “Executive Compensation of NorthStar” and “Description of New NorthStar Securities Following the Business Combination,” each of which is incorporated herein by reference.

C. Board Practices

Information regarding our board of directors subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the sections entitled “Management of New NorthStar After the Business Combination” and “New NorthStar Corporate Governance,” each of which is incorporated herein by reference.

The board of directors has established an audit committee and a governance, compensation and nominating committee. Information regarding the composition, functions and charters of the committees of our board of directors is included in the Proxy Statement/Prospectus under the section entitled “New NorthStar Corporate Governance” and is incorporated herein by reference.

We are not party to any agreements with our directors that provide for benefits upon termination.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section entitled “Business of NorthStar and Certain Information About NorthStar – Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of New NS Common Shares by our directors and executive officers is set forth in Item 7.A of this Report and is incorporated herein by reference.

Information regarding arrangements involving employees in the capital of the Company, including stock option plans, is included in the Proxy Statement/Prospectus under the sections entitled “Executive Compensation of NorthStar” and “Description of New NorthStar Securities Following the Business Combination,” each of which is incorporated herein by reference. See also Item 6.B of this Report for information regarding the Legacy Plans.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Information regarding the ownership of New NS Common Shares by our major shareholders and others that control or may control the Company is included in the Proxy Statement/Prospectus under the section entitled “Beneficial Ownership of New NorthStar Securities” and is incorporated herein by reference.

A. Major Shareholders

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or other right, (ii) the conversion or exchange of a security, or (iii) any other arrangement under which such shareholder has the right to acquire such securities within 60 days.

In computing the number of New NS Common Shares beneficially owned by a person and the percentage ownership of that person, New NS Common Shares subject to options, warrants or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding for purposes of computing that person’s percentage ownership. Such New NS Common Shares are not, however, deemed outstanding for purposes of computing the percentage ownership of any other person.

The beneficial ownership information set forth below is based on 41,322,854 New NS Common Shares issued and outstanding as of October 1, 2026. Except as otherwise indicated in the table or the related footnotes, the number of New NS Common Shares beneficially owned by each person includes New NS Common Shares directly or indirectly held by such person and New NS Common Shares that such person has the right to acquire within 60 days after October 1, 2026 through the exercise, conversion or exchange of any option, warrant or other right. Unless otherwise indicated, and subject to applicable community property laws, we believe that each person named in the table below has sole voting and investment power with respect to all New NS Common Shares shown as beneficially owned by such person. To our knowledge, none of the New NS Common Shares beneficially owned by any of our directors or executive officers has been pledged as security.

Unless otherwise indicated, the address of each shareholder named below is NorthStar Earth & Space Enterprises, Inc., 384 Rue Saint-Jacques, Suite 300, Montreal, Québec H2Y 1S1, Canada.

Name of Beneficial Owner	Number of New NS Common Shares Beneficially Owned	Percentage of Outstanding New NS Common Shares
Five Percent Holders
Viking Acquisition Sponsor I, LLC	5,633,334	13.6%
Investissement Québec	5,011,941	12.1%
Luxembourg Future Fund	4,307,965	10.4%
Pangaea Three Acquisition Holdings III	4,070,937	9.8%
8061289 Canada Inc. (NSDI)	2,867,905	6.9%
Directors and Executive Officers
Stewart Bain	219,546	*
Beth Michelson	23,059	*
Peter Klimas	14,193	*
Nadia Rochdi	5,765	*
Yann Picard	6,053	*
Matthew Linton	—	—
Charles Sirois	10,849,294	26.3%
Paul Pizzani	—	—
Bob Reeves	—	—
Denis Sirois	—	—
Kim Crider	—	—
Philipp von Girsewald	—	—
Kevin O’Connell	7,206	*
All directors and executive officers as a group (13 individuals)	11,125,116	26.9%

*	Represents beneficial owner of less than 1%.

Each New NS Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, subject to the rights, privileges, restrictions and conditions attaching to any series of preferred shares that may be issued from time to time by the Company.

To our knowledge, no holder of New NS Common Shares has voting rights that differ from those of any other holder of New NS Common Shares.

To our knowledge, the Company is not directly or indirectly owned or controlled by any corporation, foreign government or other natural or legal person, severally or jointly, except as set forth in the beneficial ownership table above.

To our knowledge, there are no arrangements currently in effect the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section entitled “Certain Relationships and Related Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information, which is incorporated herein by reference.

Legal Proceedings

Information regarding legal proceedings involving NorthStar is included in the Proxy Statement/Prospectus under the section entitled “Business of NorthStar and Certain Information About NorthStar - Legal Proceedings” and in the notes to NorthStar’s consolidated financial statements included in the Proxy Statement/Prospectus, each of which is incorporated herein by reference.

Dividends

NorthStar did not pay cash dividends on its share capital prior to the consummation of the Business Combination. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends or make other distributions to holders of New NS Common Shares in the foreseeable future.

Any future determination to pay dividends or make other distributions to holders of New NS Common Shares will be made at the discretion of our board of directors, subject to applicable law and the rights of holders of any preferred shares or other class of shares ranking senior to the New NS Common Shares. Any such determination will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant.

B. Significant Changes

Except as described in the Explanatory Note to this Report regarding the consummation of the Business Combination and the related transactions, and as otherwise disclosed in this Report or the Proxy Statement/Prospectus, no significant change has occurred since June 30, 2026.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

NYSE American Listing of New NS Common Shares and New NS Public Warrants

In connection with the closing of the Business Combination, Viking’s securities under the ticker symbols “VACI,” “VACI.WT” and “VACI.U” were delisted from trading on the New York Stock Exchange. The New NS Common Shares and New NS Public Warrants are listed on the NYSE American under the symbols “NSTR” and “NSTR.WS,” respectively. Information regarding the New NS Common Shares and New NS Public Warrants, as well as the other securities of the Company, is included in the Proxy Statement/Prospectus under the section entitled “Description of New NorthStar Securities Following the Business Combination” and is incorporated herein by reference.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to the New NS Common Shares is included in the Proxy Statement/Prospectus under the sections entitled “The Business Combination - Related Agreements - Lock-Up Agreement” and “The Business Combination - Related Agreements - Sponsor Letter Agreement” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The New NS Common Shares and New NS Public Warrants are listed on the NYSE American under the symbols “NSTR” and “NSTR.WS,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Upon the closing of the Business Combination, the Company’s authorized share capital consisted of an unlimited number of New NS Common Shares and an unlimited number of preferred shares, issuable in series. As of October 1, 2026, 41,322,854 New NS Common Shares were issued and outstanding, and no preferred shares were outstanding.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section entitled “Description of New NorthStar Securities Following the Business Combination” and is incorporated herein by reference.

B. Memorandum and Articles of Association

The Company is governed by its articles and bylaws adopted in connection with the Continuation and the Arrangement. Information regarding certain material provisions of the Company’s articles and bylaws and the rights, privileges, restrictions and conditions attaching to the New NS Common Shares and preferred shares is included in the Proxy Statement/Prospectus under the sections entitled “Description of New NorthStar Securities Following the Business Combination” and “Comparison of Corporate Governance and Shareholder Rights,” each of which is incorporated herein by reference.

Copies of the Company’s articles and bylaws are filed as Exhibits 1.1 and 1.2, respectively, to this Report.

C. Material Contracts

Information regarding certain material contracts, including the Business Combination Agreement (filed as Exhibit 4.1 to this Report) and the other agreements entered into in connection with the Business Combination, is included in the Proxy Statement/Prospectus under the sections entitled “The Business Combination - Related Agreements,” “Business of NorthStar and Certain Information About NorthStar” and “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Contractual Obligations, Commitments and Contingencies,” each of which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Except as may be required under applicable withholding tax laws and certain laws of general application, including laws relating to investment review, economic sanctions, anti-terrorism and anti-money laundering, there are no Canadian federal or provincial laws or regulations that generally restrict the payment of dividends or other distributions to non-resident holders of New NS Common Shares or the repatriation of capital or earnings from Canada. See Item 10.E below for a discussion of applicable withholding tax requirements.

E. Taxation

Information regarding (i) certain U.S. federal income tax consequences of the Business Combination and the ownership and disposition of the Company’s securities is included in the Proxy Statement/Prospectus under the sections entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders of Viking Securities” and “Material U.S. Federal Income Tax Considerations for U.S. Holders of NorthStar Existing Common Shares” and (ii) certain Canadian federal income tax consequences of the Business Combination and the ownership and disposition of New NS Common Shares is included in the Proxy Statement/Prospectus under the section entitled “Material Canadian Tax Considerations,” in each case, as of the date of the Proxy Statement/Prospectus and each of which is incorporated herein by reference.

F. Dividends and Paying Agents

NorthStar has not historically paid cash dividends on its share capital. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends or make other distributions to holders of New NS Common Shares in the foreseeable future.

Any future determination to pay dividends or make other distributions to holders of New NS Common Shares will be made at the discretion of our board of directors, subject to applicable law and the rights of holders of any preferred shares or other class of shares ranking senior to the New NS Common Shares. Any such determination will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant.

The Company’s transfer agent and registrar for the New NS Common Shares and warrant agent for the New NS Public Warrants is Continental Stock Transfer & Trust Company. The Company has not appointed a paying agent.

G. Statement by Experts

The consolidated financial statements of NorthStar as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025, incorporated by reference in this Form 20-F have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Viking as of December 31, 2025 and for the period from July 24, 2025 (inception) through December 31, 2025 have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in its report thereon, and are incorporated herein by reference in reliance upon such report, given on the authority of such firm as an expert in accounting and auditing. WithumSmith+Brown, PC is located at 601 California Street, 18th Floor, San Francisco, California 94108 (PCAOB ID No. 100).

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website at https://www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer incorporated in a qualifying jurisdiction, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to those reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website is https://northstar-data.com. The reference to our website is an inactive textual reference only, and information contained on, or accessible through, our website is not incorporated into this Report.

Information is also filed with the Canadian Securities Administrators (www.sedarplus.com).

I. Subsidiary Information

See Item 4.C of this Report, which is incorporated herein by reference.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section entitled “NorthStar Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding the New NS Public Warrants, the New NS Private Warrants and the New NS PIPE Warrants is included in the Proxy Statement/Prospectus under the section entitled “Description of New NorthStar Securities Following the Business Combination” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The unaudited condensed financial statements of Viking as of June 30, 2026 and for the three and six months ended June 30, 2026 are incorporated by reference to pages F-2 through F-20 of the Proxy Statement/Prospectus.

The audited financial statements of Viking as of December 31, 2025 and for the period from July 24, 2025 (inception) through December 31, 2025 are incorporated by reference to pages F-21 through F-38 of the Proxy Statement/Prospectus.

The unaudited condensed consolidated financial statements of NorthStar as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025 are incorporated by reference to pages F-39 through F-51 of the Proxy Statement/Prospectus.

The audited consolidated financial statements of NorthStar as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025 are incorporated by reference to pages F-52 through F-85 of the Proxy Statement/Prospectus.

The unaudited pro forma condensed combined financial information of the Company as of June 30, 2026, for the six months ended June 30, 2026 and for the year ended December 31, 2025, as updated to reflect the actual redemptions of Viking Class A Shares and the final terms and results of the Business Combination and related transactions, is attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Articles of NorthStar Earth & Space Enterprises, Inc., effective as of October 1, 2026.
1.2*	Bylaws of NorthStar Earth & Space Enterprises, Inc., effective as of October 1, 2026.
2.1	Public Warrant Agreement, dated October 30, 2025, by and between Viking and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Viking’s Current Report on Form 8-K filed with the SEC on November 5, 2025).
2.2	Private Warrant Agreement, dated October 30, 2025, by and between Viking and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Viking’s Current Report on Form 8-K filed with the SEC on November 5, 2025).
2.3*	Amendment to Public Warrant Agreement, dated October 1, 2026, between NorthStar Earth & Space Enterprises, Inc., Continental Stock Transfer & Trust Company and TSX Trust Company.
2.4*	Amendment to Private Warrant Agreement, dated October 1, 2026, between NorthStar Earth & Space Enterprises, Inc. and Continental Stock Transfer & Trust Company.
2.5*	Amended and Restated Registration Rights Agreement, dated October 1, 2026, among NorthStar Earth & Space Enterprises, Inc. and the holders party thereto.
4.1†	Business Combination Agreement, dated April 16, 2026, by and among Viking Acquisition Corp. I, Viking NS Amalgamation Corp. and NorthStar Earth & Space Inc. (incorporated by reference to Annex A-1 to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on August 24, 2026).
4.2	Amendment No. 1 to Business Combination Agreement, dated May 15, 2026, by and among Viking Acquisition Corp. I, Viking NS Amalgamation Corp. and NorthStar Earth & Space Inc. (incorporated by reference to Annex A-2 to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on August 24, 2026).
4.3	Amendment No. 2 to Business Combination Agreement, dated July 15, 2026, by and among Viking Acquisition Corp. I, Viking NS Amalgamation Corp. and NorthStar Earth & Space Inc. (incorporated by reference to Annex A-3 to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on August 24, 2026).
4.4#*	NorthStar Earth & Space Enterprises, Inc. 2026 Long-Term Incentive Plan.
4.5	Registration Rights Agreement, dated October 30, 2025, by and among Viking, Viking Acquisition Sponsor I, LLC and Cohen (incorporated by reference to Annex C to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on August 24, 2026).
4.6	Form of Lock-Up Agreement (incorporated by reference to Annex F to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on August 24, 2026).
4.7	Sponsor Letter Agreement, dated April 16, 2026, by and among Viking Acquisition Corp. I, NorthStar Earth & Space Inc. and Viking Acquisition Sponsor I, LLC (incorporated by reference to Annex H to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on August 24, 2026).
4.8	Voting and Support Agreement, by and among Viking Acquisition Corp. I, NorthStar Earth & Space Inc. and certain NorthStar securityholders (incorporated by reference to Annex I to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on August 24, 2026).
4.9	Form of Securities Purchase Agreement, dated April 16, 2026 (incorporated by reference to Exhibit 10.5 to Viking’s Current Report on Form 8-K filed with the SEC on April 17, 2026).
4.10	Underwriting Agreement, dated October 30, 2025, by and between Viking and Cohen & Company Capital Markets, a Division of Cohen & Company Securities, LLC, as representative of the underwriters named therein, as amended by Amendment to Underwriting Agreement dated November 2, 2025 (incorporated by reference to Exhibit 1.1 to Viking’s Current Report on Form 8-K filed with the SEC on November 5, 2025).
4.11	Insider Letter Agreement, dated October 30, 2025, by and between Viking, Viking Acquisition Sponsor I, LLC and each of its officers and directors named therein (incorporated by reference to Exhibit 10.1 to Viking’s Current Report on Form 8-K filed with the SEC on November 5, 2025).
4.12	Investment Management Trust Agreement, dated October 30, 2025, between Viking Acquisition Corp. I and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.3 to Viking’s Current Report on Form 8-K filed with the SEC on November 5, 2025).
4.13	Administrative Services Agreement, dated October 30, 2025, by and between Viking and KingsRock Advisors, LLC (incorporated by reference to Exhibit 10.4 to Viking’s Current Report on Form 8-K filed with the SEC on November 5, 2025).
4.14	A Private Placement Units Purchase Agreement, dated October 30, 2025, by and between Viking and Viking Acquisition Sponsor I, LLC, as amended by the Amendment dated November 2, 2025 (incorporated by reference to Exhibit 10.13 to Viking’s Current Report on Form 8-K filed with the SEC on November 5, 2025).
4.15	An Underwriter Private Placement Units Purchase Agreement, dated October 30, 2025, by and between Viking and Cohen & Company Capital Markets, a Division of Cohen & Company Securities, LLC, as amended by the Amendment dated November 2, 2025 (incorporated by reference to Exhibit 10.14 to Viking’s Current Report on Form 8-K filed with the SEC on November 5, 2025).
8.1*	List of Subsidiaries of NorthStar Earth & Space Enterprises, Inc.
15.1*	Unaudited pro forma condensed combined financial information of NorthStar Earth & Space Enterprises, Inc.
15.2*	Consent of Ernst & Young LLP.
15.3*	Consent of WithumSmith+Brown, PC.

*	Filed herewith.
#	Indicates a management contract or compensatory plan or arrangement.
†	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NORTHSTAR EARTH & SPACE ENTERPRISES, INC.

Date: October 7, 2026	By:	/s/ Stewart Bain
	Name:	Stewart Bain
	Title:	Chief Executive Officer